[Reference Translation]
November 18, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Effect of Floods in Thailand as of November 18, 2011

   Toyota Motor Corporation (TMC) sends its sincerest condolences to all those affected by the recent catastrophic flooding in Thailand. TMC announces the current effects of floods in Thailand on TMC’s operations as below.

1 Production in Japan
   Plants in Japan will operate close to their usual level of production for the week beginning on both Monday, November 21 and Monday, November 28.

2 Production outside Japan
   Plants of TMC’s subsidiary in Thailand, Toyota Motor Thailand Co., Ltd. (TMT), will restart production on Monday, November 21, as disclosed on Thursday, November 10. The level of production will be determined by taking into account factors such as the parts-supply situation at the time.
   TMC-affiliated plants in Asia, other than Thailand, and South Africa will continue to adjust utilization hours for the week beginning on Monday, November 21.

   In addition, plants in North America will operate at their usual level of production for the week beginning on both Monday, November 21 and Monday, November 28.

   Decisions regarding adjustments, if any, to production both within and outside Japan after the above-mentioned period will be based on a close observation of the situation as it develops.

   TMC is continuing to work closely with its parts-supplier and is putting forth effort to restore production as quickly as possible. The effects of the floods on TMC’s financial performance are yet to be assessed. Should any material impacts be anticipated, TMC will make a further announcement in a prompt manner.